TransGlobe Energy

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2014	2013
REVENUE
Oil sales, net of royalties	5	$78,366	$79,366
Finance revenue	6	97	46
		78,463	79,412

EXPENSES
Production and operating		19,578	14,532
General and administrative		7,008	7,100
Foreign exchange (gain) loss		(3,110)	(1,518)
Finance costs	6	1,892	2,202
Exploration		438	107
Depletion, depreciation and amortization		13,165	11,180
Unrealized (gain) loss on financial instruments	12	3,519	(2,990)
		42,490	30,613

Earnings before income taxes		35,973	48,799

Income tax expense (recovery) – current		19,894	23,074
– deferred		(613)	847
		19,281	23,921
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$16,692	$24,878

Earnings per share	16
Basic		$0.22	$0.34
Diluted		$0.22	$0.26
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2014	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2014	December 31, 2013
ASSETS
Current
Cash and cash equivalents	7	$107,607	$122,092
Accounts receivable		174,037	148,284
Prepaids and other		11,070	8,460
Product inventory	8	3,240	1,525
		295,954	280,361
Non-Current
Restricted cash		1,547	1,546
Deferred financing costs	11	2,402	2,678
Intangible exploration and evaluation assets	9	90,113	89,991
Property and equipment
Petroleum properties	10	290,016	288,756
Other assets	10	4,129	4,288
Goodwill		8,180	8,180
		$692,341	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities		$37,096	$38,392
		37,096	38,392
Non-Current
Convertible debentures	12	87,765	87,539
Deferred taxes		48,250	48,863
Other long-term liabilities		760	816
		173,871	175,610

SHAREHOLDERS’ EQUITY
Share capital	14	161,531	160,561
Contributed surplus		16,310	15,692
Retained earnings		340,629	323,937
		518,470	500,190
		$692,341	$675,800
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

2	Q1- 2014

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2014	2013

Share Capital
Balance, beginning of period		$160,561	$158,721
Stock options exercised		716	396
Transfer from contributed surplus on exercise of options		254	142
Balance, end of period		$161,531	$159,259

Contributed Surplus
Balance, beginning of period		$15,692	$11,714
Share-based compensation expense	15	872	1,307
Transfer to share capital on exercise of options		(254)	(142)
Balance, end of period		$16,310	$12,879

Retained Earnings
Balance, beginning of period		$323,937	$265,425
Net earnings and total comprehensive income		16,692	24,878
Balance, end of period		$340,629	$290,303
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2014	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$16,692	$24,878
Adjustments for:
Depletion, depreciation and amortization		13,165	11,180
Deferred lease inducement		105	115
Stock-based compensation		834	1,278
Finance costs	6	1,892	2,202
Income tax expense		19,281	23,921
Unrealized (gain) loss on financial instruments	12	3,519	(2,990)
Unrealized (gain) loss on foreign currency translation		(3,107)	(1,505)
Income taxes paid		(19,894)	(23,074)
Changes in non-cash working capital	18	(29,276)	15,895
Net cash generated by (used in) operating activities		3,211	51,900

INVESTING
Additions to intangible exploration and evaluation assets	9	(1,196)	(3,476)
Additions to petroleum properties	10	(13,080)	(14,677)
Additions to other assets	10	(89)	(40)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	18	315	(893)
Net cash generated by (used in) investing activities		(14,051)	(19,087)

FINANCING
Issue of common shares for cash	14	716	396
Financing costs		—	(50)
Interest paid		(3,847)	(3,373)
Increase (decrease) in other long-term liabilities		(130)	(144)
Net cash generated by (used in) financing activities		(3,261)	(3,171)
Currency translation differences relating to cash and cash equivalents		(384)	(436)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,485)	29,206
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		122,092	82,974
CASH AND CASH EQUIVALENTS, END OF PERIOD		$107,607	$112,180
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1- 2014

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2014 and December 31, 2013 and for the periods ended March 31, 2014 and 2013
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2014. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2013 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2014.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2013, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

Q1-2014	5

IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$107,607	$107,607	$122,092	$122,092
Loans and receivables	175,584	175,584	149,830	149,830
Financial liabilities at fair value through profit or loss	87,765	87,765	87,539	87,539
Other liabilities	37,096	37,096	38,392	38,392
Assets and liabilities at March 31, 2014 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The political transition and resultant economic malaise in the country that began in 2011 combined with the Company's increased production during this period have resulted in irregular collection of accounts receivable from the Egyptian Government and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at March 31, 2014
Neither impaired nor past due	$45,353
Impaired
Not impaired and past due in the following period
Within 30 days	24,514
31-60 days	24,952
61-90 days	23,583
Over 90 days	55,635
In Egypt, the Company sold all of its 2014 and 2013 production to one purchaser. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.

6	Q1- 2014

5. OIL REVENUE

	Three months ended March 31
(000s)	2014	2013
Oil sales	$153,140	$159,915
Less: Royalties	74,774	80,549
Oil sales, net of royalties	$78,366	$79,366
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2014	2013
Interest expense	$1,616	$1,940
Amortization of deferred financing costs	276	262
Finance costs	$1,892	$2,202
7. CASH AND CASH EQUIVALENTS

	March 31	December 31
(000s)	2014	2013
Cash	$107,607	$82,051
Cash equivalents	—	40,041
	$107,607	$122,092
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2013	$89,991
Additions	1,196
Transfer to petroleum properties	(1,074)
Balance at March 31, 2014	$90,113
10. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2013	$444,128	$10,821	$454,949
Additions	13,080	89	13,169
Transfer from exploration and evaluation assets	1,074	—	1,074
Balance at March 31, 2014	$458,282	$10,910	$469,192

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2013	$155,372	$6,533	$161,905
Depletion, depreciation and amortization for the period	12,894	248	13,142
Balance at March 31, 2014	$168,266	$6,781	$175,047

Net Book Value
At December 31, 2013	$288,756	$4,288	$293,044
At March 31, 2014	$290,016	$4,129	$294,145

Q1-2014	7

11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2014, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $100.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at March 31, 2014 and December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2013	$87,539
Fair value adjustment	3,519
Foreign exchange adjustment	(3,293)
Balance at March 31, 2014	$87,765
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2014 the convertible debentures were trading at a price of C$99.24 for a C$100.00 par value debenture. As a result, the Company has recognized a net expense of $3.5 million for the three months ended March 31, 2014.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2014.

8	Q1- 2014

14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	74,600	$160,561	73,794	$158,721
Stock options exercised	115	716	806	372
Share-based compensation on exercise	—	254	—	1,468
Balance, end of period	74,715	$161,531	74,600	$160,561
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.
15. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,871	9.51	5,110	8.19
Granted	75	8.50	2,175	9.17
Exercised	(115)	6.88	(806)	3.50
Forfeited	(235)	11.14	(608)	5.59
Options outstanding, end of period	5,596	9.51	5,871	9.51
Options exercisable, end of period	3,110	8.94	2,621	8.80
Share–based compensation
Compensation expense of $0.9 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the period ended March 31, 2014 (2013 - $1.3 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2014, employees exercised 115,000 (2013 – 79,000) stock options. The fair value related to these options was $0.3 million, (2013 - $0.1 million) at time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2014 and December 31, 2013, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company had issued share appreciation rights (“units”) under a share appreciation rights plan, which was cancelled effective January 30, 2014. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vested one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted had an expiry five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

Q1-2014	9

	Three Months Ended		Year Ended
	March 31, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	70	5.62	153	7.80
Exercised	(60)	4.61	—	—
Forfeited	(10)	11.65	(83)	9.64
Units outstanding, end of period	—	—	70	5.62
Units exercisable, end of period	—	—	70	5.62
For the three month periods ended March 31, 2014 and March 31, 2013, immaterial compensation expense recoveries were recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income in respect of cash-settled, share-based payment transactions.
16. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2014	2013
Net earnings	$16,692	$24,878
Dilutive effect of convertible debentures	—	(3,451)
Diluted net earnings	$16,692	$21,427
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2014	2013
Weighted-average number of shares outstanding	74,637	73,805
Dilutive effect of stock options	883	1,949
Dilutive effect of convertible debentures	—	6,474
Weighted-average number of diluted shares outstanding	75,520	82,228
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2014, the Company excluded 4,245,700 stock options (2013 – 4,423,200) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

10	Q1- 2014

17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties and other	$73,921	$77,845	$4,445	$1,521	$78,366	$79,366
Other income	5	12	—	3	5	15
Total segmented revenue	73,926	77,857	4,445	1,524	78,371	79,381

Segmented expenses
Production and operating	16,307	12,731	3,271	1,801	19,578	14,532
Depletion, depreciation and amortization	12,370	10,890	702	202	13,072	11,092
Income taxes - current	19,435	22,790	459	284	19,894	23,074
Income taxes - deferred	(1,492)	1,614	879	(767)	(613)	847
Total segmented expenses	46,620	48,025	5,311	1,520	51,931	49,545
Segmented earnings	$27,306	$29,832	$(866)	$4	26,440	29,836

Non-segmented expenses (income)
Exploration					438	107
General and administrative					7,008	7,100
Foreign exchange loss					(3,110)	(1,518)
Depreciation and amortization					93	88
Unrealized (gain) loss on financial instruments					3,519	(2,990)
Finance revenue					(92)	(31)
Finance costs					1,892	2,202
Total non-segmented expenses					9,748	4,958

Net earnings for the year					$16,692	$24,878

Capital expenditures
Exploration and development	$13,916	$17,688	$434	$495	$14,350	$18,183
Corporate					15	10
Total capital expenditures					$14,365	$18,193

Q1-2014	11

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,119	$17,994	$90,113
Property and equipment
Petroleum properties	256,884	33,132	290,016
Other assets	2,278	—	2,278
Goodwill	8,180	—	8,180
Other (cash, accounts receivable, product inventory, prepaids)	205,703	8,403	214,106
Segmented assets	545,164	59,529	604,693
Non-segmented assets			87,648
Total assets			$692,341

Liabilities
Accounts payable and accrued liabilities	$29,602	$5,138	$34,740
Deferred taxes	39,399	8,851	48,250
Segmented liabilities	69,001	13,989	82,990
Non-segmented liabilities			90,881
Total liabilities			$173,871

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other (cash, accounts receivable, product inventory, prepaids)	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

12	Q1- 2014

18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2014	2013
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(25,752)	$16,392
Prepaids and other	(2,903)	299
Product inventory	(1,739)	(326)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,118	(470)
	$(29,276)	$15,895

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$460	$616
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(145)	(1,509)
	$315	$(893)
19. EVENTS AFTER THE REPORTING PERIOD
Termination of Arrangement Agreement with Caracal Energy Inc.
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. (LSE:CRCL) ("Caracal") by way of an exchange of shares. Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.25 million in accordance with the terms of the agreement.
Declaration of Special and Quarterly Dividend
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.

Q1-2014	13